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                                (LACROSSE LOGO)



August 19, 2005


VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549
Attention: John Cash, Accounting Branch Chief
           Anne McConnell, Senior Staff Accountant
           Jennifer Thompson, Staff Accountant


       RE: LACROSSE FOOTWEAR, INC.
           FORM 10-K FOR FISCAL YEAR ENDED December 31, 2004
           FORMS 10-Q FOR FISCAL QUARTERS ENDED March 26, 2005 and June 25, 2005 FILE NO. 0-238001

Ladies and Gentlemen:

LaCrosse Footwear, Inc. ("LaCrosse" the "Company") is responding via EDGAR to the comments of the Staff of the Securities and Exchange Commission set forth in the Staff's letter dated August 11, 2005 in connection with the Company's Form 10-K for the fiscal year ended December 31, 2004, and the Company's Forms 10-Q for the fiscal quarters ended March 26, 2005 and June 25, 2005, respectively.

For ease of reference by the Staff in reviewing the Company's responses to each of the comments and as requested by the Staff, each comment is referred to separately by the number set forth in the letter from the Staff dated August 11, 2005.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Management's Discussion and Analysis..., page 11

Overview, page 12


COMMENT 1:  We note your statement that management of your accounts receivable and inventory is key. We also note that you present in tabular form your days sales outstanding and inventory turns for the past three years. However, your narrative only analyzes the change in inventory turns and does not analyze changes in your days sales outstanding. Please revise future filings to analyze changes in both of these metrics. Also, please consider disclosing and discussing these items in future quarterly filings.

            RESPONSE

            LaCrosse respectfully advises the Staff that in future filings of our Form 10-K we will analyze our days sales outstanding and inventory changes. We also advise the Staff that we will analyze these changes in our quarterly Form 10-Q filings.
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Fiscal 2004 Compared to Fiscal 2003, page 13

COMMENT 2:  In future filings, when you indicate that multiple factors contributed to a change in your results, please quantify the impact of each factor. In this regard, we note that your improved gross margin and the dollar increase in your selling and administrative expenses were both due to multiple factors, but it is unclear what the relative impact of each factor was on the total change.

            RESPONSE

            LaCrosse respectfully advises the Staff that in future Form 10-K filings we will individually quantify the impact of those factors that materially contribute to the changes in both our gross margin and our selling and administrative expenses.

COMMENT 3:  We note from your Schedule II that the amount charged to expense for your accounts receivable allowance increased significantly from 2003 to 2004, primarily driven by a $1.1 million increase in your allowance for discounts. Please revise future filings to address this increased expense and to explain the underlying reasons for this increase. In this regard, you should clarify if the increase in discounts represents a change in your billing terms or is due to other factors.

            RESPONSE

            LaCrosse respectfully advises the Staff that in future Form 10-K filings we will explain significant increases to expense items included in our Schedule II. Furthermore, the disclosure will explain the reasons for significant changes, and whether there are any changes in discounts, terms, or other factors.

            LaCrosse further advises the Staff that the change in the "Charge to Expense" between 2003 and 2004 relates only to the accounts receivable general ledger accounts used to record the transaction. Prior to the 4th quarter of 2003 the charge was netted directly in accounts receivable; subsequent classification is to record in a contra accounts receivable account "Allowance for discounts". Furthermore, in both years the sales discounts properly reduced both accounts receivable and sales, therefore there was no underlying change to the actual charge to expense. All sale discounts have been and will continue to be classified as a reduction in sales.

Financial Statements for the Year Ended December 31, 2004
Note 6 - Stock Options, page F-16

COMMENT 4:  We note that the exercise prices of stock options cancelled in 2002 and 2003 were significantly higher than the exercise price of stock options granted in those years. Please tell us if any of same people had both cancellations and grants in the same year, and if so, tell us how you determined that variable accounting was not necessary. Refer to Question 11(a) of FIN 44.

            RESPONSE
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            LaCrosse respectfully advises the Staff that during 2002 the Company announced its strategic decision to relocate its administrative and distribution locations resulting in a reduction in work force of 91 employees, which resulted in stock option cancellations. Prior to the reduction in work force announcement those employees did have options granted to them at the beginning of 2002, however upon termination their entire unvested stock option portfolio was cancelled.

            LaCrosse further advises that no stock options were modified, directly or indirectly, to reduce the exercise price as described in Question 11(a) of FIN 44.

FORMS 10-Q FOR THE PERIODS ENDED MARCH 26, 2005 AND JUNE 25, 2005

Financial Statements
Note 7 - Sourcing Realignment and Facility Shutdown Charge

COMMENT 5:  We read that you have reclassified your Claremont, New Hampshire facility as available for sale and that you have adjusted the book value of this asset to its estimated net realizable value. Please revise future filings to quantify the amount of any loss that you recorded in adjusting the book value of this asset and to quantify the carrying value of this facility. You should also disclose which line item on your balance sheet contains this asset and which line item on your income statement contains any loss recorded in adjusting its carrying value. Refer to paragraph 46-47 of SFAS 144. If the gain or loss you record on the sale of this facility is significant, you should separately disclose it and also discuss it in MD&A.

            RESPONSE

            LaCrosse respectfully advises the Staff that in our future Form 10-Q filings we will revise the disclosure to identify significant changes to the available for sale asset. For the year ended December 31, 2004, in Form 10-K Note 8, we disclosed the related property and equipment write-down of $0.4 million.

            The Company will revise future filings to include the following:

            During the 1st quarter of 2005 the Company reclassified the Claremont, New Hampshire facility to available for sale within the Other Assets section of the condensed consolidated balance sheet. The net realizable value of the facility, at the time of reclassification, was $0.6 million, which was net of a $0.4 million charge to selling and administrative expense during 2004. The Company is actively pursuing a sale of this property.

Management's Discussion and Analysis
Results of Operations

COMMENT 6:  We read that your net sales decreased from the first quarter of 2004 primarily due to non-recurring 2004 sales. We also note that, excluding these non-recurring sales; your net sales increased about 6%. If you have a similar situation in future filings, please revise your analysis to provide some insight into the reasons for the increase in your recurring sales. In this regard, it is not clear if this increase is due to the introduction of new, higher priced products, an increase in sales volume of pre-existing products, or
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            other factors. We remind you that your analysis should provide your readers with a view of your company's operations through management's eyes.


            RESPONSE

            LaCrosse respectfully advises the Staff that in future filings of our Form 10-Q where similar situations occur we will disclose in the Management's Discussion and Analysis the reasons for the underlying change.


In response to the Staff's specific request, the Company also acknowledges the following:

            - The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

            - Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

            - The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing responsive to the several comments of the Staff. Please direct any questions or comments regarding this filing to the undersigned at (503) 766-1010, ext. 1331.

                                          Sincerely,

                                          LaCROSSE FOOTWEAR, INC.

                                          /s/ David P. Carlson


                                          David P. Carlson
                                          Executive Vice President